SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hufham, Wilbur B. (Last) (First) (Middle) P O Box 511 (Street) Montgomery, AL 36134 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Regions Financial Corp. RF 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 10 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Regional President; Member Leadership Team
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/22/2002	A |	20,000.000 | A |		D
Common Stock	02/15/2002	F |	2,096.000 | D | $31.8400		D
Common Stock	04/15/2002	F |	1,705.000 | D | $34.5300		D
Common Stock	04/16/2002	F |	1,491.000 | D | $30.2000		D
Common Stock	08/21/2002	X |	13,624.000 | A | $16.1562		D
Common Stock	08/21/2002	F |	9,638.000 | D | $35.6100		D
Common Stock	08/21/2002	F |	23,748.000 | D | $35.6100		D
Common Stock	08/21/2002	X |	33,726.000 | A | $15.9375		D
Common Stock	08/21/2002	X |	6,188.000 | A | $16.1562		D
Common Stock	08/21/2002	X |	6,188.000 | A | $16.1562		D
Common Stock	08/21/2002	F |	5,615.000 | D | $35.6100		D
Common Stock	08/21/2002	X |	6,250.000 | A | $16.0000		D
Common Stock	08/21/2002	X |	6,274.000 | A | $15.9375		D
Common Stock	08/21/2002	F |	2,808.000 | D | $35.6100		D
Common Stock	08/21/2002	F |	2,808.000 | D | $35.6100		D
Common Stock	10/08/2002	F |	943.000 | D | $27.9950	239,535.000	D
Common Stock				16,000.000	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hufham, Wilbur B. - October 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$30.8950	01/22/2002	A |	(A) 40,000.0	01/22/2003 | 01/22/2012	Common Stock - 40,000.0	$30.8950	40,000.0	D
Stock Option	$30.8950	01/22/2002	A |	(A) 20,000.0	01/22/2004 | 01/22/2012	Common Stock - 20,000.0	$30.8950	20,000.0	D
Stock Option	$30.8950	01/22/2002	A |	(A) 20,000.0	01/22/2005 | 01/22/2012	Common Stock - 20,000.0	$30.8950	20,000.0	D
Stock Option	$16.1562	08/21/2002	X |	(D) 13,624.0	08/30/1994 | 08/30/2003	Common Stock - 13,624.0	$16.1562		D
Stock Option	$16.1562	08/21/2002	X |	(D) 6,188.0	08/30/1994 | 08/30/2003	Common Stock - 6,188.0	$16.1562	0.0	D
Stock Option	$16.1562	08/21/2002	X |	(D) 6,188.0	08/30/1995 | 08/30/2003	Common Stock - 6,188.0	$16.1562	0.0	D
Stock Option	$15.9375	08/21/2002	X |	(D) 33,726.0	03/29/1995 | 03/29/2004	Common Stock - 33,726.0	$15.9375	0.0	D
Stock Option	$15.9375	08/21/2002	X |	(D) 6,274.0	03/29/1996 | 03/29/2004	Common Stock - 6,274.0	$15.9375	0.0	D
Stock Option	$16.0000	08/21/2002	X |	(D) 6,250.0	01/04/1997 | 01/04/2005	Common Stock - 6,250.0	$16.0000	0.0	D
Phantom Stock Units (401k)	(1)				(1) | (1)	Common Stock - 949.0		949.0	D
Stock Option	$16.0000				01/04/1996 | 01/04/2005	Common Stock - 23,750.0		23,750.0	D
Stock Option	$22.4375				01/03/1997 | 01/03/2006	Common Stock - 25,544.0		25,544.0	D
Stock Option	$22.4375				01/03/1998 | 01/03/2006	Common Stock - 4,456.0		4,456.0	D
Stock Option	$38.7500				10/09/1998 | 10/09/2007	Common Stock - 4,600.0		4,600.0	D
Stock Option	$38.7500				10/09/1999 | 10/09/2007	Common Stock - 2,580.0		2,580.0	D
Stock Option	$41.3400				04/09/1999 | 04/09/2008	Common Stock - 23,832.0		23,832.0	D
Stock Option	$41.3400				04/09/2000 | 04/09/2008	Common Stock - 2,418.0		2,418.0	D
Stock Option	$35.6562				08/30/2000 | 08/30/2009	Common Stock - 23,446.0		23,446.0	D
Stock Option	$35.6562				01/01/2001 | 08/30/2009	Common Stock - 2,804.0		2,804.0	D
Stock Option	$20.0937				03/15/2001 | 03/15/2010	Common Stock - 55,024.0		55,024.0	D
Stock Option	$20.0937				01/01/2002 | 03/15/2010	Common Stock - 4,976.0		4,976.0	D
Stock Option	$27.9050				01/16/2002 | 01/16/2011	Common Stock - 40,000.0		40,000.0	D
Stock Option	$27.9050				01/16/2003 | 01/16/2011	Common Stock - 20,000.0		20,000.0	D
Stock Option	$27.9050				01/16/2004 | 01/16/2011	Common Stock - 20,000.0		20,000.0	D

Explanation of Responses : The reporting person is not reporting contingent incentive share awards.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Wilbur B. Hufham Page 2 SEC 1474 (3-99)

Hufham, Wilbur B. - October 2002
Form 4 (continued)
FOOTNOTE Descriptions for Regions Financial Corp. RF

Form 4 - October 2002

Wilbur B. Hufham
P O Box 511

Montgomery, AL 36134
Explanation of responses:

 (1)   The reported phantom stock units were acquired under Regions' benefits plans.

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